SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Commission File No. 333-05752
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

SIGNATURES

CNH GLOBAL N.V.
Form 6-K for the month of October 2007
List of Exhibits:
1. Press Release entitled, “CNH Third Quarter 2007 Net Income up 82 percent from 2006”

FOR IMMEDIATE RELEASE
For more information contact:
Thomas Witom News and Information	(630) 887-2345
Albert Trefts, Jr. Investor Relations	(630) 887-2385
CNH Third Quarter 2007 Net Income up 82 percent from 2006
■	Third quarter diluted EPS of $0.51 up 82% from 2006

■	First 9 months diluted EPS of $1.87 up 72% from 2006

■	Equipment Operations third quarter gross margin up 1.9 percentage points

■	CNH Equipment Operations remains net debt free at end of third quarter

■	Full year 2007 financial outlook increased, with an expected range of diluted EPS, exclusive of restructuring, forecast at $2.55 to $2.60
BURR RIDGE, Illinois (October 23, 2007) – CNH Global N.V. (NYSE:CNH) today reported third quarter 2007 net income of $122 million, up 82 percent compared to net income of $67 million in the prior year. Results include restructuring charges, net of tax, of $26 million in the third quarter of 2007, compared with $4 million in 2006. Net income excluding restructuring charges, net of tax, was $148 million, up 108 percent compared to $71 million in the prior year. Third quarter diluted earnings per share were $0.51, compared with $0.28 per share in 2006. Before restructuring, net of tax, third quarter diluted earnings were $0.62 per share, compared with $0.30 per share in the prior year.
For the first nine months of 2007, net income of $445 million was up 73 percent compared to net income of $257 million in 2006. Results include restructuring charges, net of tax, of $55 million in the first nine months of 2007, compared with $13 million in the prior year. Net income excluding restructuring charges, net of tax, was $500 million in the September year-to-date period, up 85 percent compared to $270 million in 2006. First nine months diluted earnings per share were $1.87, compared with $1.09 per share in the prior year. Before restructuring, net of tax, September year-to-date diluted earnings were $2.10 per share, compared with $1.15 per share in 2006.
“Our Equipment Operations gross margin rose 1.9 percentage points to 19.4%, compared with the third quarter last year – our ninth consecutive quarter of year-over-year gross margin improvement. Our industrial operating margin rose 2.5 percentage points to 8.4%, making it the best third quarter margin in CNH’s history,” said Harold Boyanovsky, CNH President and Chief Executive Officer. “Our growth in the quarter exceeded industry performance, as our actions to revitalize our brands, enhance our customer and quality focus, and leverage our global footprint continue to gain traction. We are increasing our full year 2007 financial outlook with an expected range of diluted EPS, excluding restructuring, forecast at $2.55 to $2.60.
Highlights for the quarter include:
•	Worldwide CNH agricultural retail unit volumes showed particular strength in higher horsepower tractors and combines, with increased agricultural industry demand throughout the Americas and Western Europe.

•	Worldwide construction equipment industry and CNH retail unit sales were up, with sales outside of North America showing continued strength, more than compensating for weaker industry unit sales in North America.

•	Higher economic-related cost increases, primarily on steel-based products, were offset by positive impacts of exchange rate changes, driving another quarter of positive net price recovery.

•	Equipment Operations remained in a Net Cash position throughout the quarter. During the quarter the company fully redeemed $1.05 billion of 9 1/4% Senior Notes due 2011, allowing CNH to improve its balance sheet structure and better manage its liquidity. Pre-tax redemption costs of $57 million ($0.15 per diluted share, net of tax) were incurred in the quarter.

•	CNH, in September, submitted a response in a consolidated arbitration proceeding pending in London before the ICC International Court of Arbitration and booked a provision of $45 million. This cost was included in CNH’s third quarter results, reducing its reported diluted earnings per share, net of tax, by $0.12 for the quarter.

•	In the third quarter, the company revised its forecast annual consolidated effective tax rate from approximately 40% to 37%, principally due to stronger earnings in certain jurisdictions where no previous tax benefit has been recognized, change in the mix of income from generally higher tax jurisdictions to relatively lower tax jurisdictions, and tax credits and incentives, resulting in a consolidated effective tax rate of 25.9% for the three months ended September 30, 2007.

•	In August, CNH’s Financial Services in Europe acquired sole ownership of a special purpose trust used to securitize certain wholesale receivables in Europe. Financial Services also took over funding the trust, repaying the third party financing. The transaction was financed through an increase in a debt facility with a related party. Accordingly, Financial Services consolidated approximately $715 million of the trust’s assets and liabilities on its balance sheet as of September 30, 2007.

•	Conditions in the Brazilian agricultural equipment market have continued to improve with total tractor and combine industry unit sales up 67% compared with the third quarter of 2006 driven primarily by higher soybean and corn prices. The Brazilian government has announced new subsidy programs to support the market but the detailed regulations have not yet been released.

EQUIPMENT OPERATIONS – Third Quarter Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses were $3.6 billion for 2007, compared to $2.7 billion for the same period in 2006. Net sales increased 33% including 6% related to currency.
Agricultural Equipment Net Sales
•	Agricultural equipment net sales increased to $2.3 billion, up 36% (including 6% related to currency variations), compared with the prior year.

•	Net sales were up 98% in Latin America (including 9% related to currency variations), up 38% in North America (including 1% related to currency variations), up 26% in Rest-of-World markets (including 8% related to currency variations) and up 25% in Western Europe (including 9% related to currency variations).
Construction Equipment Net Sales
•	Construction equipment net sales increased to $1.3 billion, up 28% (including 6% related to currency variations), compared to the prior year.

•	Net sales were up 95% in Rest-of-World markets (including 7% related to currency variations), up 69% in Latin America (including 9% related to currency variations), up 39% in Western Europe (including 8% related to currency variations) but down 7% in North America (including positive 1% related to currency variations).
Gross Margin
Equipment Operations gross margin (defined as net sales of equipment less cost of goods sold) for agricultural and construction equipment increased by 47% to $689 million, compared to the third quarter of 2006. As a percent of net sales, gross margin increased 1.9 percentage points to 19.4%.
•	Agricultural equipment gross margin increased in both dollars and as a percent of net sales compared to the prior year. Higher volumes, better mix and improved quality costs were the primary contributors.

•	Construction equipment gross margin increased both in dollars and as a percent of net sales compared to the prior year. Positive industry and retail performance outside of North America and positive net price recovery were offset by effects of the decline in the North American industry.
Industrial Operating Margin
Equipment Operations industrial operating margin (defined as net sales of equipment, less cost of goods sold, SG&A and R&D costs) increased 90% to $300 million, or 8.4% of net sales, compared to $158 million or 5.9% of net sales in the third quarter of 2006. The higher gross margin noted above drove the improvement. SG&A costs increased for exchange rate changes, economics, and investments in enhanced customer care and incentive compensation programs.

R&D costs also increased in dollars, however, as a percent of net sales, both SG&A and R&D costs declined, compared with the third quarter last year.
FINANCIAL SERVICES – Third Quarter Financial Results
Financial Services operations reported a 16% year-over-year increase in net income, to $72 million, its best quarterly result in its history. The increase reflected the impact of higher balances of receivables under management across every region, partially offset by lower gains on a smaller retail ABS transaction. In Brazil, where the details of the new governmental program supporting the agricultural market have not yet been released, the government decreed moratorium on repayments of retail financing obligations has been continued until those detailed regulations are issued. This payment moratorium affects approximately one-half of our Brazilian Financial Services operations $1.7 billion portfolio of agricultural equipment financings. CNH believes that the detailed regulations will be issued shortly and the new support programs, which will be beneficial to CNH’s operations, will be implemented before year-end.
EQUIPMENT OPERATIONS – First Nine Months Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses were $10.9 billion for 2007, compared to $9.1 billion for the same period in 2006. Net sales increased 19% including 5% related to currency.
Agricultural Equipment Net Sales
•	Agricultural equipment net sales increased to $7.2 billion, up 22% (including 5% related to currency variations), compared with the prior year.

•	Net sales were up 81% in Latin America (including 7% related to currency variations), up 28% in Rest-of-World markets (including 6% related to currency variations), up 24% in Western Europe (including 9% related to currency variations) and up 10% in North America (with no impact from currency variations).
Construction Equipment Net Sales
•	Construction equipment net sales increased to $3.7 billion, up 15% (including 5% related to currency variations), compared to the prior year.

•	Net sales were up 85% in Rest-of-World markets (including 7% related to currency variations), up 46% in Latin America (including 7% related to currency variations), up 40% in Western Europe (including 8% related to currency variations) but down 21% in North America (with no impact from currency variations).
Gross Margin
Equipment Operations gross margin for agricultural and construction equipment increased 29% to $2.1 billion, compared to the first nine months of 2006. As a percent of net sales, gross margin increased 1.5 percentage points to 19.5%.

•	Agricultural equipment gross margin increased both in dollars and as a percent of net sales compared to the prior year. Higher volumes and better mix, positive net price recovery and reduced quality costs were the primary contributors to the improvement.

•	Construction equipment gross margin also increased both in dollars and as a percent of net sales compared to the prior year. Positive industry and retail performance outside of North America, positive net price recovery and reduced quality costs were offset by effects of the industry decline in North America and CNH’s actions to reduce dealer inventories.
Industrial Operating Margin
Equipment Operations industrial operating margin increased 51% to $960 million, or 8.8% of net sales, compared to $636 million or 7.0% of net sales in the first nine months of 2006. The higher gross margin noted above drove the improvement. SG&A and R&D costs increased in dollars, but declined slightly as a percent of net sales.
FINANCIAL SERVICES – First Nine Months Financial Results
Financial Services operations reported a 20% year-over-year increase in net income, to $195 million, reflecting the impact of higher balances of receivables under management across every region. As a partial offset, Financial Services recorded lower gains on retail ABS transactions and increases in SG&A costs.
NET DEBT (CASH) AND OPERATING CASH FLOW
Equipment Operations Net Debt (Cash) position (defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables) was Net Cash of $413 million on September 30, 2007 compared to Net Cash of $531 million on June 30, 2007 and to Net Debt of $263 million on December 31, 2006.
In the quarter, Equipment Operations Net Cash decreased by $118 million. Operating activities used $120 million of cash in the quarter, as cash generated from earnings was offset by seasonal changes in other assets and liabilities and increases in working capital. Working Capital (defined as accounts and notes receivable, excluding inter-segment notes receivable, plus inventories less accounts payables), net of currency variations, increased by $123 million in the quarter. Capital expenditures, in the quarter, were $80 million. Year-to-date, Equipment Operations Net Debt has been reduced by $676 million, driven by $793 million of cash generation from operating activities, primarily earnings.
At incurred currency rates, Equipment Operations working capital on September 30, 2007 was $2,291 million, up $186 million from $2,105 million at June 30, 2007.
On August 1, 2007, Case New Holland, Inc. redeemed the full $1.05 billion aggregate principal amount of its outstanding 9 1/4% Senior Notes due 2011, with a combination of cash and term financings from Fiat Finance North America. Rubin McDougal, CNH’s Chief Financial Officer, said that “the action improves CNH’s balance sheet structure while reducing interest expense and will have a net positive earnings impact over time, allowing CNH to better manage its liquidity.” The decision to redeem the notes was facilitated by Standard and Poor’s raising of CNH’s credit rating to BB+, with a positive outlook, at the end of May. Third quarter charges to redeem the notes and write-off remaining unamortized issuance costs totaled $57 million.
Financial Services Net Debt increased by $748 million to $7,409 million on September 30, 2007 from $6,661 million on June 30, 2007, driven primarily by higher levels of receivables.
THIRD QUARTER 2007 BRAND ACTIVITIES
•	New Holland Agricultural Equipment had multiple product launches, including T9000 series 4-wheel-drive tractors; T8000 series row crop tractors; BR7000 series round balers; a powerful line of H8000 SpeedrowerTM self-propelled windrowers in North America and three higher horsepower CR9000 combine models in Europe. It also expanded its forage harvester and telehandler lineups.

•	New Holland Construction Equipment strengthened its position by launching new telehandlers, excavators and wheel loaders with improved durability and reliability.

•	Case IH Agricultural Equipment began shipping its pace-setting Module ExpressTM 625 cotton picker/packager during the third quarter. The environmentally friendly equipment allows farmers to pick, transfer and pack cotton on a single machine without requiring additional investments by the cotton gins to process the bales. The brand also launched new models of the Steiger® and Quadtrac® four-wheel-drive tractors, the largest in its portfolio, and a new line of tillage tools.

•	Case Construction Equipment launched the 621E wheel loader featuring greater horsepower with increased fuel efficiency and an enhanced ergonomically designed cab with improved worksite visibility and a quieter operator environment.

•	Case IH expanded its “SERVICE MAX” program from Europe to added North American customers. This 24-hour-a-day/7-day-a-week service provides dealer back-up for after-sales support, dealer contact information, technical service and breakdown assistance including parts procurement from depots, plants and suppliers.

•	New Holland Agricultural Equipment introduced “TOP SERVICE” to the U.S. market, an industry-leading customer support program with company technical experts and parts and logistics specialists working in tandem with the New Holland dealer network, expanding the program piloted in western Canada and Europe earlier in the year.

AGRICULTURAL EQUIPMENT MARKET OUTLOOK
CNH expects U.S. net farm income in 2007 to be significantly higher than in 2006, bolstered by higher corn, wheat, soybean and cotton prices. The North American market for over-40 horsepower tractors performed better than expected in the third quarter. For the full year, CNH expects North American industry retail sales of over-40 horsepower tractors to be up 5 to 10%, compared with 2006, with sales of over-140 horsepower tractors up about 15%. We expect industry retail unit sales of combines in North America to be up 5 to 10% compared with 2006.
Outside of North America, for the full year, we continue to expect industry retail unit sales of tractors to be flat to up slightly, compared with 2006, with particular strength in the Latin American market which CNH now expects to be up 35 to 40%. We expect tractor industry unit sales in Western Europe to be up as much as 5% compared with 2006, with sales in Rest-of-World markets flat to down slightly from 2006 levels.
We expect the worldwide industry unit retail sales of over-40 horsepower agricultural tractors to be up, as much as 5% compared with 2006, although we expect industry unit sales of under-40 horsepower tractors in North America to be down as much as 5%. In total, CNH expects worldwide agricultural tractor industry unit volumes to be up slightly compared with 2006. We expect that combine sales could be up about 15% compared with 2006, an improvement from our prior outlook.
CONSTRUCTION EQUIPMENT MARKET OUTLOOK
For the full year, CNH expects North American industry retail unit sales of both heavy and light construction equipment to be down 10 to 15% compared with 2006. North American industry sales of both heavy and light construction equipment continued weakening in the third quarter, as housing starts and activity levels declined.
For the year, CNH expects both heavy and light construction equipment industry retail unit sales outside of North America to be up significantly, more than offsetting the decline in North America, following the pattern of the first nine months of the year. CNH expects industry sales of total heavy and light equipment to be up about 15% in Western Europe, up between 30 and 35% in Latin America and up 25 to 30% in Rest-of-World markets.
In total, CNH expects worldwide industry retail unit sales of both heavy and light construction equipment to be up about 10% compared with 2006.

CNH OUTLOOK FOR FULL YEAR 2007
Based on these agricultural and construction equipment market outlooks and the initiatives undertaken in the last two years designed to properly position our four main brands, CNH anticipates that 2007 diluted earnings per share, before restructuring, net of tax, should be in the range of $2.55 to $2.60, compared with $1.53 for the full year 2006.
Restructuring costs, net of tax, in 2007 are expected to be about $90 million primarily related to previously announced actions and the pending arbitration proceeding.
###
CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.
###
CNH management will hold a conference call later today to review its third quarter 2007 results. The conference call Webcast will begin at approximately 9:00 a.m. U.S. Central Time; 10:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.
Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,”, “could”, “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings (including the ultimate outcome of the pending consolidated arbitration proceeding pending in London before the ICC International Court of Arbitration), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2006.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E.	L.A.	ROW
	'07 B(W)	'07 B(W)	'07 B(W)	'07 B(W)	'07 B(W)
First Quarter 2007 Industry Unit Sales Revised Actual Compared with First Quarter 2006 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(1)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	6%	n/a	n/a	n/a
Total Tractors	(3)%	2%	4%	23%	(11)%
Combine Harvesters	17%	12%	(1)%	34%	38%
Total Tractors and Combines	(2)%	3%	4%	24%	(10)%
Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	26%	(25)%	40%	41%	76%
Skid Steer Loaders	(3)%	(16)%	9%	48%	43%
Other Light Equipment	18%	(10)%	28%	40%	25%
Total Light Equipment	15%	(15)%	27%	42%	38%
Total Heavy Equipment	17%	(10)%	25%	45%	30%
Total Light & Heavy Equipment	16%	(14)%	27%	43%	34%
Second Quarter 2007 Industry Unit Sales Revised Actual Compared with Second Quarter 2006 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(2)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	6%	n/a	n/a	n/a
Total Tractors	1%	1%	(0)%	34%	(3)%
Combine Harvesters	21%	1%	(2)%	83%	48%
Total Tractors and Combines	1%	1%	(1)%	36%	(1)%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	22%	(14)%	22%	19%	67%
Skid Steer Loaders	(4)%	(14)%	7%	65%	15%
Other Light Equipment	10%	(9)%	14%	16%	25%
Total Light Equipment	9%	(12)%	14%	29%	34%
Total Heavy Equipment	17%	(16)%	24%	46%	35%
Total Light & Heavy Equipment	12%	(13)%	17%	37%	35%
First Half 2007 Industry Unit Sales Estimated Actual Compared with First Half 2006 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(2)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	6%	n/a	n/a	n/a
Total Tractors	(1)%	1%	2%	29%	(7)%
Combine Harvesters	19%	5%	(2)%	47%	45%
Total Tractors and Combines	(0)%	1%	2%	30%	(6)%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	24%	(19)%	31%	28%	72%
Skid Steer Loaders	(3)%	(15)%	8%	57%	27%
Other Light Equipment	14%	(10)%	20%	27%	25%
Total Light Equipment	12%	(14)%	20%	34%	36%
Total Heavy Equipment	17%	(13)%	25%	45%	32%
Total Light & Heavy Equipment	14%	(13)%	21%	40%	34%

CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E.	L.A.	ROW
	'07 B(W)	'07 B(W)	'07 B(W)	'07 B(W)	'07 B(W)
Third Quarter 2007 Industry Unit Sales Estimated Actual Compared with Third Quarter 2006 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(6)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	9%	n/a	n/a	n/a
Total Tractors	2%	0%	7%	49%	(4)%
Combine Harvesters	11%	17%	(0)%	158%	(32)%
Total Tractors and Combines	3%	1%	7%	53%	(5)%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	28%	(9)%	21%	37%	60%
Skid Steer Loaders	(1)%	(7)%	3%	23%	10%
Other Light Equipment	8%	(8)%	11%	35%	15%
Total Light Equipment	10%	(8)%	11%	33%	24%
Total Heavy Equipment	15%	(15)%	21%	26%	31%
Total Light & Heavy Equipment	12%	(10)%	14%	29%	27%
First Nine Months 2007 Industry Unit Sales Estimated Actual Compared with First Nine Months 2006 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(3)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	7%	n/a	n/a	n/a
Total Tractors	0%	1%	3%	36%	(6)%
Combine Harvesters	17%	11%	(1)%	73%	22%
Total Tractors and Combines	1%	1%	3%	38%	(5)%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	25%	(16)%	27%	31%	67%
Skid Steer Loaders	(3)%	(13)%	7%	43%	21%
Other Light Equipment	12%	(9)%	17%	30%	21%
Total Light Equipment	11%	(12)%	17%	34%	32%
Total Heavy Equipment	16%	(14)%	23%	38%	32%
Total Light & Heavy Equipment	13%	(13)%	19%	36%	32%
Full Year 2007 Industry Unit Sales Forecast Compared with Full Year 2006 Estimated Actual

Agricultural Equipment:
Agricultural Tractors	0-5%	0-5%	0-5%	35-40%	(0-5)%
Combine Harvesters	~15%	5-10%	(0-5)%	70-75%	15-20%

Construction Equipment:
Total Light Equipment	~10%	(10-15)%	10-15%	~30%	25-30%
Total Heavy Equipment	10-15%	(10-15)%	15-20%	35-40%	25-30%

(1)	Excluding India

CNH Global N.V.
Revenues and Net Sales
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
			%			%
	2007	2006	Change	2007	2006	Change
			(In Millions)
Revenues:
Net sales
Agricultural equipment	$2,299	$1,695	36%	$7,205	$5,905	22%
Construction equipment	1,258	984	28%	3,689	3,221	15%

Total net sales	3,557	2,679	33%	10,894	9,126	19%

Financial services	313	253	24%	829	705	18%
Eliminations and other	(36)	(10)		(93)	(44)

Total revenues	$3,834	$2,922	31%	$11,630	$9,787	19%

Net sales:
North America	$1,343	$1,121	20%	$4,109	$4,197	(2%)
Western Europe	1,151	884	30%	3,611	2,798	29%
Latin America	436	237	84%	1,173	715	64%
Rest of World	627	437	43%	2,001	1,416	41%

Total net sales	$3,557	$2,679	33%	$10,894	$9,126	19%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED INCOME STATEMENTS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	September 30,		September 30,		September 30,
	2007	2006	2007	2006	2007	2006
			(In Millions, except per share data)
Revenues
Net sales	$3,557	$2,679	$3,557	$2,679	$—	$—
Finance and interest income	277	243	53	51	313	253

Total	3,834	2,922	3,610	2,730	313	253

Costs and Expenses
Cost of goods sold	2,868	2,209	2,868	2,209	—	—
Selling, general and administrative	354	279	289	221	65	58
Research and development	100	91	100	91	—	—
Restructuring	36	4	36	4	—	—
Interest expense	234	153	138	82	135	94
Interest compensation to Financial Services	—	—	60	55	—	—
Other, net	107	89	75	59	20	14

Total	3,699	2,825	3,566	2,721	220	166

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	135	97	44	9	93	87
Income tax provision	35	39	13	11	24	27
Minority interest	6	3	6	3	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	3	2	72	62	3	2
Equipment Operations	25	10	25	10	—	—

Net income	$122	$67	$122	$67	$72	$62

Weighted average shares outstanding:
Basic	236.9	235.8

Diluted	238.1	236.0

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.62	$0.30

EPS	$0.51	$0.28

Diluted:
EPS before restructuring, net of tax	$0.62	$0.30

EPS	$0.51	$0.28

Dividends per share	$—	$—

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED INCOME STATEMENTS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,
	2007	2006	2007	2006	2007	2006
	(In Millions, except per share data)
Revenues
Net sales	$10,894	$9,126	$10,894	$9,126	$—	$—
Finance and interest income	736	661	141	136	829	705

Total	11,630	9,787	11,035	9,262	829	705

Costs and Expenses
Cost of goods sold	8,773	7,482	8,773	7,482	—	—
Selling, general and administrative	1,050	911	872	737	178	174
Research and development	289	271	289	271	—	—
Restructuring	76	15	76	15	—	—
Interest expense	522	448	287	255	328	258
Interest compensation to Financial Services	—	—	177	171	—	—
Other, net	270	272	182	178	50	39

Total	10,980	9,399	10,656	9,109	556	471

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	650	388	379	153	273	234
Income tax provision	240	161	157	83	85	77
Minority interest	16	17	16	17	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	7	6	195	163	7	6
Equipment Operations	44	41	44	41	—	—

Net income	$445	$257	$445	$257	$195	$163

Weighted average shares outstanding:
Basic	236.7	205.8

Diluted	237.7	236.0

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$2.11	$1.31

EPS	$1.88	$1.25

Diluted:
EPS before restructuring, net of tax	$2.10	$1.15

EPS	$1.87	$1.09

Dividends per share	$0.25	$0.25

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006	2007	2006
	(In Millions)
Assets
Cash and cash equivalents	$895	$1,174	$298	$703	$597	$471
Deposits in Fiat affiliates cash management pools	992	497	982	496	10	1
Accounts, notes receivable and other — net	10,162	6,549	1,564	1,314	8,833	5,344
Intersegment notes receivable	—	—	1,762	1,445	—	—
Inventories	3,330	2,735	3,330	2,735	—	—
Property, plant and equipment — net	1,376	1,307	1,372	1,295	4	12
Equipment on operating leases — net	432	254	—	—	432	254
Investment in Financial Services	—	—	2,044	1,788	—	—
Investments in unconsolidated affiliates	470	457	370	354	100	103
Goodwill and intangibles	3,143	3,144	2,981	2,998	162	146
Other assets	1,879	2,157	1,432	1,386	447	771

Total Assets	$22,679	$18,274	$16,135	$14,514	$10,585	$7,102

Liabilities and Equity
Short-term debt	$3,644	$1,270	$516	$488	$3,128	$782
Intersegment short-term debt	—	—	—	—	1,762	1,348
Accounts payable	2,506	1,881	2,603	1,939	126	42
Long-term debt	5,239	5,132	2,113	2,419	3,126	2,713
Intersegment long-term debt	—	—	—	—	—	97
Accrued and other liabilities	5,546	4,871	5,159	4,548	399	332

Total Liabilities	16,935	13,154	10,391	9,394	8,541	5,314
Equity	5,744	5,120	5,744	5,120	2,044	1,788

Total Liabilities and Equity	$22,679	$18,274	$16,135	$14,514	$10,585	$7,102

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables (“Net Debt”)	$6,996	$4,731	$(413)	$263	$7,409	$4,468

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,
	2007	2006	2007	2006	2007	2006
	(In Millions)
Operating Activities:
Net income	$445	$257	$445	$257	$195	$163
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	265	230	210	197	55	33
Intersegment activity	—	—	(4)	(84)	4	84
Changes in operating assets and liabilities	(1,179)	(170)	237	77	(1,416)	(247)
Other, net	3	126	(95)	77	(37)	(41)

Net cash from operating activities	(466)	443	793	524	(1,199)	(8)

Investing Activities:
Expenditures for property, plant and equipment	(175)	(117)	(170)	(114)	(5)	(3)
Expenditures for equipment on operating leases	(247)	(111)	—	—	(247)	(111)
Net (additions) collections from retail receivables and related securitizations	(765)	(118)	—	—	(765)	(118)
Net (deposits in) withdrawals from Fiat affiliates cash management pools	(435)	(84)	(427)	(84)	(8)	—
Other, net	20	38	(11)	(3)	31	41

Net cash from investing activities	(1,602)	(392)	(608)	(201)	(994)	(191)

Financing Activities:
Intersegment activity	—	—	(222)	(119)	222	119
Net increase (decrease) in indebtedness	1,779	(121)	(317)	(216)	2,096	95
Dividends paid	(59)	(59)	(59)	(59)	(60)	(73)
Other, net	(9)	(9)	(9)	(9)	—	—

Net cash from financing activities	1,711	(189)	(607)	(403)	2,258	141

Other, net	78	26	17	6	61	20

Increase (decrease) in cash and cash equivalents	(279)	(112)	(405)	(74)	126	(38)
Cash and cash equivalents, beginning of period	1,174	1,245	703	858	471	387

Cash and cash equivalents, end of period	$895	$1,133	$298	$784	$597	$349

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed consolidated financial statements and supplemental information reflect all adjustments consisting only of normal, recurring adjustments except where noted, that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2006 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2007.

CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of September 30, 2007, Fiat owned approximately 90% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method of accounting. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

2.	Stock-Based Compensation Plans — In February, 2007, CNH granted approximately 1.5 million performance-based stock options (at targeted performance levels) which may result in an estimated expense over the vesting period of approximately $18 million under the CNH Equity Incentive Plan (“CNH EIP”). One-third of the options will vest if specified fiscal 2007 targets are achieved when 2007 results are approved by the Board of Directors in the first quarter of 2008 (the “Determination Date”). The remaining options will vest equally on the first and second anniversary of the Determination Date. The actual number of shares vesting may exceed 1.5 million if CNH’s performance exceeds targets; however, if minimum target levels are not achieved, the options will not vest. Options granted under the CNH EIP have a contractual life of five years from the Determination Date or approximately six years. The grant date fair value of $12.65 per option was determined using the Black-Scholes pricing model.

The assumptions used in this model were:

Risk-free interest rate	4.40%
Expected volatility	38.32%
Expected life	4.0 years
Dividend yield	0.97%
The risk-free interest rate was based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility was based on the historical activity of CNH’s common shares looking back over a period equal to the expected life of the options. The expected life was based on the average of the vesting term of 72 months and the original contract term of approximately six years. The expected dividend yield was based on the annual dividend of $.25 per share which has been paid on CNH’s common shares over the last several years.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
3.	Accounts and Notes Receivable - In CNH’s receivable securitization programs, certain retail and wholesale finance receivables are sold and therefore are not included in the Company’s consolidated balance sheets.

The amounts outstanding under these retail programs were $4.9 billion at September 30, 2007 and December 31, 2006. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse to QSPEs. As of September 30, 2007 and December 31, 2006, $2.3 billion and $3.7 billion, respectively remained outstanding under these programs.

Starting in March, 2007, programs to sell receivables from Equipment Operations to Financial Services were expanded to include certain export receivables that were previously held by Equipment Operations. As of September 30, 2007, approximately $364 million of these export receivables remained outstanding.

Prior to August 3, 2007, certain of the Company’s Equipment Operations and Financial Services subsidiaries in Europe would sell Euro and British pound denominated wholesale receivables, directly or indirectly, to a special purpose trust. The trust consisted of two third party bank-sponsored conduits. The securitization transactions that occurred in this structure were also accounted for as sales of receivables. On August 3, 2007, the Company acquired the sole share in the special purpose trust. Subsequently on August 30, 2007, the Company repaid the two third party bank-sponsored investors in the special purpose trust through an increase in a debt facility with a related party, Fiat Finance and Trade Ltd. With the elimination of the third party interest in the structure and the acquisition of the special purpose trust, the Company consolidated the special purpose trust on a prospective basis. Accordingly, the Company included in the balance sheet as of September 30, 2007 approximately $715 million of previously sold wholesale receivables. In addition, approximately $5 million of assets were reclassified to third party accounts and notes receivable from other assets, which represented the amounts previously recorded as retained interests in the transferred wholesale receivables.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
4.	Inventories — Inventories as of September 30, 2007 and December 31, 2006 consist of the following:

	September 30,	December 31,
	2007	2006
	(in Millions)
Raw materials	$781	$591
Work-in-process	359	267
Finished goods and parts	2,190	1,877

Total Inventories	$3,330	$2,735

5.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the nine months ended September 30, 2007:

			Foreign
	Balance at		Currency	Balance at
	January 1,		Translation	September 30,
	2007	Amortization	and Other	2007
	(in Millions)
Goodwill	$2,365	$—	$18	$2,383
Intangibles	779	(51)	32	760

Total Goodwill and Intangibles	$3,144	$(51)	$50	$3,143

As of September 30, 2007 and December 31, 2006, the Company’s intangible assets and related accumulated amortization consisted of the following:

		September 30, 2007			December 31, 2006
	Weighted
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
	(in Millions)
Intangible assets
subject to amortization:
Engineering drawings	20	$384	$176	$208	$380	$153	$227
Dealer network	25	216	67	149	216	61	155
Software	5	296	199	97	248	157	91
Other	10-30	56	22	34	55	21	34

		952	464	488	899	392	507

Intangible assets
not subject to amortization:
Trademarks		272	—	272	272	—	272

		$1,224	$464	$760	$1,171	$392	$779

CNH recorded amortization expense of approximately $51 million for the nine months ended September 30, 2007. CNH recorded amortization expense of approximately $72 million for the year ended December 31, 2006. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2007 to 2011 is approximately $70 million. As acquisitions and dispositions occur in the future and as currency fluctuates, these amounts may vary.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
6.	Debt — The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt” or “Net Cash, Deposits and Receivables”) as of September 30, 2007 and December 31, 2006:

	Consolidated		Equipment Operations		Financial Services
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006	2007	2006
	(in Millions)
Short-term debt:
With Fiat Affiliates	$2,218	$438	$129	$260	$2,089	$178
Other	1,426	832	387	228	1,039	604
Intersegment	—	—	—	—	1,762	1,348

Total short-term debt	3,644	1,270	516	488	4,890	2,130

Long-term debt:
With Fiat Affiliates	1,552	52	800	—	752	52
Other	3,687	5,080	1,313	2,419	2,374	2,661
Intersegment	—	—	—	—	—	97

Total long-term debt	5,239	5,132	2,113	2,419	3,126	2,810

Total debt:
With Fiat Affiliates	3,770	490	929	260	2,841	230
Other	5,113	5,912	1,700	2,647	3,413	3,265
Intersegment	—	—	—	—	1,762	1,445

Total debt	8,883	6,402	2,629	2,907	8,016	4,940

Less:
Cash and cash equivalent	895	1,174	298	703	597	471
Deposits in Fiat affiliates cash management pools	992	497	982	496	10	1
Intersegment notes receivable	—	—	1,762	1,445	—	—
Net Debt (Net Cash,

Deposits and Receivables)	$6,996	$4,731	$(413)	$263	$7,409	$4,468

At September 30, 2007, CNH had approximately $3.6 billion available under $7.3 billion total lines of credit and asset-backed facilities.
CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.
On August 1, 2007, CNH redeemed all of its 9 1/4% Senior Notes due in 2011. The redemption price was 104.625% of the amount of the Senior Notes plus accrued but unpaid interest. As of the August 1, 2007 redemption date, this totaled approximately $1.1 billion. The redemption of the 2011 Senior notes was made through a combination of available liquidity (for a total amount of $300 million) and long-term Fiat funding due on June 2017 ($500 million at a fixed rate of 7%, and $300 million at a variable rate of three-month LIBOR plus 1.3%). The charge associated with this early extinguishment of debt was approximately $57 million and was recorded in financial interest expense.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
7.	Income Taxes — In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For a tax position to be recognized, it must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The adoption of FIN 48 by CNH, which was effective as of January 1, 2007, resulted in a reduction of shareholders’ equity in the first quarter of 2007 of approximately $49 million.

For the three months ended September 30, 2007 and 2006, effective income tax rates were 25.9% and 40.2%, respectively. For the nine months ended September 30, 2007 and 2006, effective income tax rates were 36.9% and 41.5%, respectively. For 2007, tax rates differ from the Netherlands statutory rate of 25.5% due primarily to higher tax rates in certain jurisdictions, tax credits and incentives, provisioning of unrecognized tax benefits, utilization of tax losses in certain jurisdictions where no previous tax benefit was recognized, and the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized. For 2006, tax rates differ from the Netherlands statutory rate of 29.6% due primarily to higher tax rates in certain jurisdictions, reversal of valuation allowances on deferred tax assets in certain jurisdictions where it was deemed more-likely-than-not that the assets will be realized, and the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized.

The Company is currently engaged in competent authority proceedings at September 30, 2007. The Company anticipates reaching a settlement with competent authority within the next twelve months that may result in a tax deficiency assessment for which there should be correlative relief under competent authority. The potential tax deficiency assessment could have an effect on the Company’s quarterly or annual cash flows in the range of $50 million to $60 million. The Company has provided for the unrecognized tax benefits and related competent authority recovery under FIN 48. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operation.

8.	Restructuring — During the three and nine months ended September 30, 2007 and 2006, CNH expense and utilization related to restructuring was as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(in Millions)
Balance, beginning of period	$86	$51	$85	$47
Expense	36	4	76	15
Utilization	(45)	(7)	(84)	(20)
Reclassifications	(31)	—	(31)	—
Foreign currency translation and other	—	—	—	6

Balance, end of period	$46	$48	$46	$48

CNH is engaged in a consolidated arbitration proceeding (the “Arbitration”) pending in London before the ICC International Court of Arbitration. The Arbitration arose under a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistics services for CNH in Europe. The restructuring expense for the third quarter of 2007 includes $31 million of additional costs as a result of our 2005 decision to exit our logistics outsourcing agreement with PGN and create a new company directed European logistics function

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
(see footnote 9 for additional information). The remaining portion of the expense relates to other costs incurred due to headcount reductions, plant closures and CNH’s announced brand initiatives. Utilization primarily represents payments of involuntary employee severance costs and costs related to the closing of facilities.
In 2006, CNH announced actions around the globe aimed at readjusting its organizational structure to evolving business needs. These actions include optimizing its North American Agricultural Equipment manufacturing footprint to drive efficiency and reduce salaried headcount. CNH anticipates that the cost of these actions, in total, will be approximately $100 million before tax. Approximately $50 million, before tax, was recognized in the fourth quarter of 2006 with the balance to be recognized in 2007 and beyond.
9.	Commitments and Contingencies — CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the nine months ended September 30, 2007 for this commitment is as follows:

Amount
(in Millions)
Balance, January 1, 2007	$277
Current year provision	266
Claims paid and other adjustments	(243)

Balance, September 30, 2007	$300

Certain of the Company’s Brazilian subsidiaries have obtained a favorable judicial decision or are still awaiting a decision regarding the appropriateness of the enactment and/or assessment basis of a value added tax (“Cofins”) introduced in 1999. CNH would expect to begin recording these favorable decisions upon receipt of final administrative approval from the Brazilian Internal Revenue Service which would allow CNH to use these amounts to offset other Brazilian federal tax payments due. CNH anticipates receiving administrative approval beginning as early as the end of 2007. CNH expects to continue to pursue favorable judicial decisions and final administrative approval beyond 2007 for certain of its Brazilian subsidiaries.
CNH is engaged in a consolidated arbitration proceeding (the “Arbitration”) pending in London before the ICC International Court of Arbitration. The Arbitration arose under a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistics services for CNH in Europe. The dispute arose following CNH’s termination of the Services Agreement in January 2005 and involves CNH’s right to terminate (based upon alleged breach of contract and illegal activities) as well as invoices under the Services Agreement that were disputed by CNH and unpaid. The Tribunal in the Arbitration issued a partial decision on liability issues, finding, among other things, that CNH was not permitted to terminate the Services Agreement and that PGN was entitled in principle to recover amounts properly owed to it at the time of termination as well as additional damages that PGN may establish it has suffered for lost profits. During the third quarter, CNH recorded a $45 million charge related to this arbitration, of which $31 million was classified as restructuring.
Further proceedings will take place before the Tribunal relating to the amounts to which PGN may be entitled to receive from CNH as a consequence of the claims asserted in the Arbitration. The hearing before the Tribunal on these issues commenced on October 8, 2007, and CNH expects a final resolution of these issues approximately eight to twelve weeks after conclusion of the hearing. PGN has advanced a variety of theories purporting to substantiate damages for lost profits and other items. CNH believes that many of these theories are unsupported by the facts or by substantial legal authority and intends to vigorously dispute PGN’s entitlement to damages with respect to certain claims and certain of the methodologies employed by PGN in purporting to substantiate its damage claims. In its response to the

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Tribunal, CNH asserted that the total amount of PGN’s loss for which CNH is liable under the Award is $55.9 million and subsequently paid these amounts to PGN on October 5, 2007. PGN has asserted additional claims for damages which we have estimated total approximately $50 million.
10.	Employee Benefit Plans — During the second quarter 2007 and 2006, CNH made discretionary contributions to its U.S. defined benefit pension plan trust of approximately $30 million and $120 million, respectively. CNH is currently evaluating options to begin funding, as early as the fourth quarter of 2007, its U.S. postretirement medical benefits.

11.	Shareholders’ Equity - Shareholders approved a dividend of $0.25 per common share which was paid on April 30, 2007 to shareholders of record at the close of business on April 23, 2007.

Pursuant to these terms, the 8 million shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares in March 23, 2006 in a non-cash transaction.

As of September 30, 2007, CNH had 237.0 million common shares outstanding.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
12.	Earnings per Share —The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three and nine months ended September 30, 2007 and 2006:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(in Millions, except per share data)
Basic:
Net income	$122	$67	$445	$257

Weighted average common shares outstanding — basic	236.9	235.8	236.7	205.8

Basic earnings per share	$0.51	$0.28	$1.88	$1.25

Diluted:
Net income	$122	$67	$445	$257

Weighted average common shares outstanding — basic	236.9	235.8	236.7	205.8
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	—	—	—	29.7
Stock Compensation Plans	1.2	0.2	1.0	0.5

Weighted average common shares outstanding — diluted	238.1	236.0	237.7	236.0

Diluted earnings per share	$0.51	$0.28	$1.87	$1.09

13.	Comprehensive Income (Loss) — The components of comprehensive income (loss) for the three and nine months ended September 30, 2007 and 2006 are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
		(in Millions)
Net income	$122	$67	$445	$257
Other Comprehensive income (loss), net of tax
Cumulative translation adjustment	131	(22)	260	64
Deferred gains (losses) on derivative financial instruments	14	(7)	(34)	48
Unrealized gains (losses) on retained interests in securitized transactions	1	(3)	—	5
Minimum pension liability adjustment	4	(1)	33	(11)

Total	$272	$34	$704	$363

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
14.	Segment Information - CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services.

A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three and nine months ended September 30, 2007 and 2006 is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
		(in Millions)
Trading profit reported to Fiat under IFRS	$311	$176	$1,024	$681
Adjustments to convert from trading profit under IFRS to U.S. GAAP income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for benefit plans	(19)	(22)	(53)	(73)
Accounting for intangible assets, primarily development costs	(13)	(17)	(36)	(28)
Restructuring	(36)	(4)	(76)	(15)
Net financial expense	(47)	(48)	(155)	(186)
Accounting for receivable securitizations and other	(61)	12	(54)	9

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$135	$97	$650	$388

     The following summarizes trading profit under IFRS by segment:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
		(in Millions)
Agricultural Equipment	$119	$38	$499	$237
Construction Equipment	92	57	244	222
Financial Services	100	81	281	222

Trading profit under IFRS	$311	$176	$1,024	$681

15. Reconciliation of Non-GAAP Financial Measures – CNH, in its quarterly press release announcing results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Net Income Before Restructuring and Earnings Per Share Before Restructuring, Net of Tax

CNH defines net income before restructuring, net of tax as U.S. GAAP net income, less U.S. GAAP restructuring charges, net of tax applicable to the restructuring charges.

The following table reconciles net income to net income before restructuring, net of tax and the related pro-forma computation of earnings per share:

	Three Months Ended		Nine Month Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(in Millions, except per share data)
Basic:
Net income	$122	$67	$445	$257

Restructuring, net of tax:
Restructuring	36	4	76	15
Tax benefit	(10)	—	(21)	(2)

Restructuring, net of tax	26	4	55	13

Net income before restructuring, net of tax	$148	$71	$500	$270

Weighted average common shares outstanding — basic	236.9	235.8	236.7	205.8

Basic earnings per share before restructuring, net of tax	$0.62	$0.30	$2.11	$1.31

Diluted:
Net income before restructuring, net of tax	$148	$71	$500	$270

Weighted average common shares outstanding — basic	236.9	235.8	236.7	205.8
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	—	—	—	29.7
Stock Compensation Plans	1.2	0.2	1.0	0.5

Weighted average common shares outstanding — diluted	238.1	236.0	237.7	236.0

Diluted earnings per share before restructuring, net of tax	$0.62	$0.30	$2.10	$1.15

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Industrial Gross and Operating Margin

CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2007		2006		2007		2006
				(in Millions)
Net sales	$3,557	100.0%	$2,679	100.0%	$10,894	100.0%	$9,126	100.0%
Less:
Cost of goods sold	2,868	80.6%	2,209	82.5%	8,773	80.5%	7,482	82.0%

Gross margin	689	19.4%	470	17.5%	2,121	19.5%	1,644	18.0%
Less:
Selling, general and administrative	289	8.1%	221	8.2%	872	8.0%	737	8.1%
Research and development	100	2.8%	91	3.4%	289	2.7%	271	3.0%

Industrial operating margin	$300	8.4%	$158	5.9%	$960	8.8%	$636	7.0%

Net Debt

Net Debt or (Net Cash, Deposits and Receivables) is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of Net Debt or (Net Cash, Deposits and Receivables) is shown below:

	Equipment Operations			Financial Services
	September 30,	June 30,	December 31,	September 30,	June 30,	December 31,
	2007	2007	2006	2007	2007	2006
			(in Millions)
Total debt	$2,629	$2,901	$2,907	$8,016	$7,025	$4,940
Less:
Cash and cash equivalent	298	692	703	597	339	471
Deposits in Fiat affiliates cash management pools	982	1,261	496	10	25	1
Intersegment notes receivables	1,762	1,479	1,445	—	—	—

Net Debt (Net Cash, Deposits and Receivables)	$(413)	$(531)	$263	$7,409	$6,661	$4,468

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Working Capital

Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined, is significantly impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of September 30, 2007 and June 30, 2007 using December 31, 2006 exchange rates.

The calculation of Equipment Operations working capital is shown below:

		September 30,
		2007 at	June 30, 2007 at
	September 30,	December 31,	December 31,	December 31,	September 30,
	2007	2006 FX Rates	2006 FX Rates	2006	2006
	(in Millions)
Accounts, notes receivable and other — net — Third Party	$1,487	$1,389	$1,427	$1,300	$1,235
Accounts, notes receivable and other — net — Intersegment	77	70	38	14	41

Accounts, notes receivable and other — net — Total	1,564	1,459	1,465	1,314	1,276

Inventories	3,330	3,146	2,955	2,735	2,780

Accounts payable — Third Party	(2,449)	(2,303)	(2,302)	(1,848)	(1,808)
Accounts payable — Intersegment	(154)	(145)	(84)	(91)	(7)

Accounts payable — Total	(2,603)	(2,448)	(2,386)	(1,939)	(1,815)

Working capital	$2,291	$2,157	$2,034	$2,110	$2,241

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
	By:	/s/ Rubin J. McDougal
Rubin J. McDougal
October 23, 2007		Chief Financial Officer